UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-Held Corporation

CNPJ/MF nº 02.558.157/0001-62 – NIRE 35.3.0015881-4

NOTICE TO THE MARKET

Telefônica Brasil (VIVO) & TIM Network Infrastructure Sharing Agreement

Telefônica Brasil S.A. (“Company”) (B3: VIVT3 / VIVT4; NYSE: VIV), pursuant to Article 157 of Law 6,404 and the provisions of CVM Instruction 358, communicate to its shareholders, the general market and other interested parties that:

Telefônica Brasil S.A. and TIM S.A., wholly owned subsidiary of TIM Participações S.A., jointly referred to as “Companies”, in addition to the Notice to the Market released on July 23, 2019, report the progress of negotiations initiated with the signing of the Memorandum of Understanding (MOU), which result in the implementation of two transfer-of-rights agreements for sharing 2G, 3G and 4G mobile network infrastructure.

The Companies assess that these initiatives mark the beginning of a revolution in the Brazilian telecommunications market, with regard to infrastructure sharing. Customers will benefit directly from an enhanced user experience stemming from increased traffic capacity at both Companies and from service expansion, with the entry of one of the operators in cities where VIVO or TIM were not present (over 400 new cities to be covered by each carrier over the first year of the contract). There are opportunities in operational and financial efficiencies for the Companies, prompting the optimization of assets and resources.

The agreements are divided into the following initiatives:

(i)      Creation of a unique 2G technology network to be implemented where both operators are present, so that the remaining operator will provide 2G mobile connectivity services to the VIVO and TIM customer base. This initiative covers the entire national territory, involving about 2,700 cities, and will result in the deactivation of overlapping sites with subsequent cost savings and the optimization of spectrum use.

(ii)    The second contract (Single Grid) covers only cities with less than 30,000 inhabitants, with the objective of creating a single 4G and 3G network in cities where only one operator is present (Expansion of coverage) and where both operators already offer services (Network Consolidation):

•        4G and 3G coverage Expansion in cities where one of the Companies is present and the other has no coverage. Each of the Companies will grant access to their network in more than 400 municipalities, bringing the total scope of the initiative to more than 800 municipalities, contributing to the expansion of the 4G network with reduced investment volume;

•        Network Consolidation, due to the innovative technical and operational solution, the initiative will have an initial scope of 50 cities, with each operator being responsible for 25 locations. The initial project is scheduled to be finalized and the result evaluated within 180 days of the start of the project, at which time it will be decided whether to extend the total perimeter of the initiative, with the potential to cover over 1,600 cities.

Single Grid initiatives will enable a better customer experience by leveraging increased network capacity and spectral efficiency through frequency sharing in a Multi-Operator Core Networks Ran Sharing (MOCN) approach, as well as cost savings and investment optimization.

The implementation will be done gradually, as long as the quality and functioning of the initiatives are certified.

The Contracts are subject to communication and prior approval by the National Telecommunications Agency - ANATEL and the Administrative Council for Economic Defense - CADE.

The Companies reiterate that they will preserve their business and customer management autonomy, regardless of any infrastructure sharing agreement.

The Company will keep their shareholders and the market informed in accordance with the regulations in force.

São Paulo, December 19, 2019.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Phone: +55 11 3430 3687

Email: ir.br@telefonica.com

www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	December 19, 2019	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director